TAMPA, FL AND EL PASO, TX, MAY 4, 1998 NEWS RELEASE -- Tropical Sportswear Int'l Corporation (NASDAQ:TSIC) and Farah Incorporated (NYSE:FRA) today jointly announced the signing of a definitive merger agreement whereby TSI will acquire 100 percent of the outstanding shares of Farah common stock. Pursuant to the agreement, TSI will pay $9.00 per share for each of the approximately 10.3 million outstanding shares of Farah common stock. The transaction will be structured as a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Farah will become a wholly owned subsidiary of TSI. The transaction is subject to receipt by TSI of at least 66-2/3% of Farah common stock as well as customary regulatory approvals. The Board of Directors of both companies unanimously approved the transaction. TSI expects to commence its cash tender offer for the Farah shares on May 8, 1998. The transaction is expected to be completed within 90 days.


William W. Compton will remain as Chairman of the Board and CEO of the combined companies. Richard C. Allender and Charles Smith, both members of the Farah Board, are expected to join TSI's Board of Directors. On a pro forma basis, the combined companies reported publicly reported revenues of approximately $434 million for their respective most recent publicly reported twelve months. TSI will maintain its corporate headquarters, distribution and cutting facilities in Tampa and also intends to have a continued presence in the El Paso area.

William W. Compton said: "Tropical anticipates there will be cost savings and other opportunities that will be realized with the combination of the two companies. We see this acquisition as a tremendous opportunity to improve our position in the finest retailers in America. Tropical will offer customers and consumers more innovative products and services using its successful formula of combining quality, value and technology. The Savane(R), Farah(R), Phillips-Van Heusen(R), Bill Blass(R), John Henry(R), Bay to Bay(R) and Generra(R) brands are well established and we plan to continue their development. We intend to continue the growth of private and national brands in order to provide the retailer and consumer with a wider range of men's and women's sportswear choices. The combination of these two, well established, apparel companies will bring a new and dynamic competitor to the apparel industry."

Richard Allender, Chief Executive Officer of Farah, commented, "the effect of the acquisition will be to continue the tremendous growth of the Savane(R) label that has taken place over the last seven years. I am also personally pleased that TSI will maintain a continued presence in the El Paso area."

Tropical Sportswear Int'l Corporation markets and manufactures men's and women's sportswear including pants, jeans, shorts and shirts through all major retail distribution channels including department and specialty stores. TSI provides major retailers with comprehensive brand management programs and distinguishes itself from traditional private label manufacturers by providing apparel retailers with customer, product and market analysis, apparel design, merchandising, and inventory forecasting through the use of state-of-the-art technology.

Farah Incorporated is a multinational apparel marketer and manufacturer with headquarters in the United States. Farah's principal business is the sale of men's and boys' pants, coats, and shirts and women's slacks. The principal markets for Farah's products are retail customers in the United States, Europe, and the South Pacific.

This press release contains certain forward-looking statements with respect to anticipated future results, which are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. Risk factors include, but are not limited to: economic conditions that affect consumer spending; successfully identifying emerging fashion trends, foreign and domestic labor and manufacturing conditions; and, governmental actions such as import or trade restrictions. Please refer to documents on file with the SEC for a more detailed discussion of risk factors.